Via Facsimile and U.S. Mail
Mail Stop 6010

November 13, 2007

Mr. Zhi Dong Wang
Chief Financial Officer
GFR Pharmaceuticals, Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province, P.R. China 710054

> **Re: GFR Pharmaceuticals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 000-27959**

Dear Mr. Wang:

We have reviewed your October 2, 2007 letter in response to our September 26, 2007 comment letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

6. Property, Plant and Equipment, Net, page 21

1.   We acknowledge your response to comment 1. Please provide us with additional information that clarifies whether you own your space within Tong Du Hospital, as it is unclear how New Century's May 2001 cooperative agreement provides you with operating space. Specifically, please outline the terms of New Century's obligations to Tong Du Hospital under this agreement and tell us how you account for those obligations in relation to SFAS No. 13 and EITF 01-08. In providing us this analysis, please also reconsider the applicability of EITF No. 05-6. In addition, please note that leasehold improvements should be depreciated over the shorter of their useful life or the lease period.

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You may contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant